Exhibit 12

LEGGETT AND PLATT, INCORPORATED AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Amounts in millions of dollars)

	Six Months Ended		Twelve Months Ended December 31,
	6/30/12	6/30/11	2011	2010	2009	2008	2007
Earnings
Income from continuing operations before income taxes*	$145.0	$138.2	$206.2	$255.5	$198.4	$192.6	$147.3
Interest expense (excluding amount capitalized)	19.1	18.9	38.3	37.7	37.4	49.5	60.9
Portion of rental expense under operating leases representative of an interest factor**	8.0	8.5	14.6	15.4	16.9	21.5	24.3

Total earnings***	$172.1	$165.6	$259.1	$308.6	$252.7	$263.6	$232.5

Fixed charges
Interest expense (including amount capitalized)	$19.4	$19.1	$39.0	$38.1	$38.3	$50.5	$61.9
Portion of rental expense under operating leases representative of an interest factor**	8.0	8.5	14.6	15.4	16.9	21.5	24.3

Total fixed charges	$27.4	$27.6	$53.8	$53.5	$55.2	$72.0	$86.2

Ratio of earnings to fixed charges	6.3	6.0	4.8	5.8	4.6	3.7	2.7

*	2007 and 2008 amounts have been retrospectively adjusted to include noncontrolling interest.
**	Estimated portion of rent expense representing interest.
***	Earnings consist principally of income from continuing operations before income taxes, plus fixed charges less capitalized interest. Fixed charges include interest expense, capitalized interest and implied interest in operating leases.